# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: United Airlines Holdings, Inc., CIK 0000100517
CUSIP: 910047109
Title of class of securities: COM
Address of issuer's principal executive offices: 233 S. Wacker Drive, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000912057-01-538722
Filed by CIK 0000763212

## Reporting persons
- PRIMECAP MANAGEMENT CO/CA/: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 15,915,100; shared voting power 0; sole dispositive power 15,978,490; shared dispositive power 0; aggregate amount beneficially owned 15,978,490 (4.88% of the class)

## Item 1. Issuer
Name of issuer: United Airlines Holdings, Inc.
Address of issuer's principal executive offices:
233 S. Wacker Drive, Chicago, ILLINOIS
60606

## Item 2. Person Filing
Name of person filing: PRIMECAP MANAGEMENT CO/CA/
Address of principal business office or, if none, residence:
177 EAST COLORADO BLVD.
11TH FLOOR
PASADENA, California
91105
Citizenship: PRIMECAP MANAGEMENT CO/CA/ - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 15,978,490
Percent of class: 4.88
Sole power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 15,915,100
Shared power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 0
Sole power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 15,978,490
Shared power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PRIMECAP MANAGEMENT CO/CA/: Jorge A. Rodriguez, Deputy Chief Compliance Officer (02/10/2026)